SUBSCRIPTION AGREEMENT
CLEAR PROTOCOL, INC.

SUBSCRIPTION INSTRUCTIONS

A subscription to invest in securities offered by Clear Protocol, Inc., a California corporation (the "***Company***") may be made only by means of the completion, delivery and acceptance of the following:

- Subscription Agreement: Complete all requested information in this Subscription Agreement and date and sign the signature page.

- Convertible Note: Execute the signature page to the Convertible Note.

DELIVERY OF SUBSCRIPTION DOCUMENTS

Subscribers must submit:

- A completed and signed copy of the Subscription Agreement; and

- An executed copy of the signature page to Convertible Note.

Please note that the Company reserves the right to request any additional documentation necessary to verify the identity of a prospective investor in the Company. Please be aware that your failure to provide such documentation may delay your acceptance by Company or cause your subscription request to be rejected entirely. The Company shall be held harmless by any such prospective investor against any loss arising as a result of a failure to provide any requested documentation.

PRIVACY

The Company takes precautions to maintain the privacy of personal information concerning the Company's current and prospective individual investors. For more information in this regard, please refer to the Privacy Policy attached hereto as Exhibit A to Subscription Agreement.

<p style="text-align: center;">**CLEAR PROTOCOL, INC.**</p>

<p style="text-align: center;">**SUBSCRIPTION AGREEMENT**</p>

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER ANY SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION. THIS OFFERING IS MADE PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING THEREUNDER.

A SUBSCRIBER SHOULD BE PREPARED TO BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE COMPANY FOR AN INDEFINITE PERIOD OF TIME BECAUSE THE SERIES A PREFERRED UNITS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE LAWS OF ANY OTHER JURISDICTION, AND, THEREFORE, CANNOT BE SOLD UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THERE IS NO OBLIGATION OF THE COMPANY TO REGISTER THE SERIES A PREFERRED UNITS UNDER THE SECURITIES ACT OR THE LAWS OF ANY OTHER JURISDICTION.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(F). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED THE OFFERING MATERIALS (AS DEFINED HEREIN) SPEAK AS OF THEIR DATE.

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THIS SUBSCRIPTION AGREEMENT AND SUBSCRIBER QUESTIONNAIRE (this "***Agreement***") is entered into by and between Clear Protocol, Inc., a California corporation (the "***Company***"), and the subscriber identified on the signature page hereto ("***Subscriber***") in connection with Subscriber's purchase of certain convertible promissory notes (the "***Convertible Notes***") in the Company at a purchase price of $1.00 per Convertible Note (the "***Purchase Price***").

Subscriber understands that the Company, is conducting an offering (the "***Offering***") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Act***") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated on or about November 22nd[h], 2022, as amended (the "***Form C***"), filed by the Company with the Securities and Exchange Commission (the "***SEC***") and the Exhibits thereto (collectively, the "***Offering Materials***"). The Company is offering to both accredited and non-accredited investors. The minimum amount or target amount to be raised in the Offering is fifty thousand dollars and 00/100 ($50,000) (the "***Target Offering Amount***") and the maximum amount to be raised in the offering is one hundred and twenty-four thousand dollars and 00/100 ($124,000) (the "***Maximum Offering Amount***"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Convertible Promissory Notes on a first-come, first-served basis. The Company is offering the Convertible Notes to prospective investors through the Silicon Prairie Online crowdfunding portal (the "***Portal***"). The Portal is registered with the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to a certain percentage of gross monies raised in the Offering. Investors should carefully review the Offering Materials, which are available on the website of the Portal at https://clearprotocol.sppx.io/.

Subscriber hereby subscribes for the Convertible Notes, and Company and Subscriber hereby agree as follows:

1. **Purchase**. Subscriber agrees to purchase from the Company, an aggregate amount of Convertible Notes as set forth on the signature page hereto. All payments of Subscriber's purchase price to the Company shall be made by check or wire transfer made out to the Portal's escrow account holder, "BankVista". Convertible Notes will be sold in minimum amounts of one thousand dollars and 00/100 ($1,000).

2. **Acceptance of Subscription; Delivery of Convertible Note; Subscriber Cancellation**.

    Subscriber understands and agrees that this subscription is made subject to the following terms and conditions:

    (a) Company shall have the right to review the suitability of any person desiring to purchase Convertible Notes;

    (b) Company shall have the right, in its sole and absolute discretion, to reject this subscription, in whole or in part;

    (c) Company shall have no obligation to accept subscriptions in the order received;

(d)   The Convertible Notes to be created on account of this subscription shall be created only in the name of Subscriber, and Subscriber agrees to comply with the terms of the Convertible Note;

(e)   Subscriber hereby undertakes in respect of the Convertible Notes that Subscriber shall comply with the restrictions on transfer of the Convertible Notes contained in the Convertible Notes;

(f)   Subscriber further understands that during and following termination of the Offering, the Company may undertake offerings of other securities;

(g)   Subscriber has up to 48 hours before the campaign end date described in the Form C to cancel the purchase and get a full refund; and

(h)   Subscriber hereby agrees to the use of electronic signatures for purposes of both this Subscription Agreement and the Convertible Note.

3.   **Conditions to Closing**. Company's obligations hereunder are subject to acceptance by Company of Subscriber's subscription for Convertible Notes and to the fulfillment, prior to or at the time of closing, of each of the following conditions:

(a)   The representations and warranties of Subscriber contained in this Agreement shall be true and correct at the time of closing; and

(b)   All proceedings in connection with the transactions contemplated hereby and all documents and instruments incident to such transactions shall be satisfactory in substance and form to the Company, and the Company shall have received all such counterpart originals or certified or other copies of such documents as it may request.

4.   **Subscriber's Representations**. In connection with Subscriber's purchase of Convertible Notes, Subscriber makes the following representations and warranties on which the Company is entitled to rely:

(a)   Subscriber has received, read and understands the Offering Materials, including the section entitled "Risk Factors". No representations or warranties have been made to Subscriber by the Company or any agent of such persons, other than as set forth in this Agreement and the Convertible Note.

(b)   Subscriber is acquiring the Convertible Notes solely for Subscriber's own account and not directly or indirectly for the account of any other person whatsoever (or, if Subscriber is acquiring the Convertible Notes as a trustee, solely for the account of the trust or trust account named herein) for investment and not with a view to, or for sale in connection with, any distribution of the Convertible Notes. Subscriber does not have any contract, undertaking or arrangement with any person to sell, transfer or grant a participation to any person with respect to the Convertible Notes.

(c)   Subscriber has such knowledge and experience in financial and business matters that Subscriber is capable of evaluating the merits and risks of the investment evidenced by Subscriber's purchase of the Convertible Notes, and Subscriber is able to bear the economic risk of such investment including the risk of complete loss.

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(d)   Subscriber has had access to such information concerning the Company as Subscriber deems necessary to enable Subscriber to make an informed decision concerning the purchase of the Convertible Notes. Subscriber has had access to the directors and officers of the Company and the opportunity to ask questions of, and receive answers satisfactory to Subscriber from, such managers concerning the offering of Convertible Notes in the Company and the Company generally. Subscriber has obtained all additional information requested by Subscriber to verify the accuracy of all information furnished in connection with the offering of Convertible Notes in the Company.

(e)   Subscriber understands that the Convertible Notes has not been registered under the United States Securities Act of 1933, as amended (the "***Securities Act***") or any securities law of any state of the United States or any other jurisdiction, in each case in reliance on an exemption for private offerings, and Subscriber acknowledges that Subscriber is purchasing the Convertible Notes without being furnished any offering literature or prospectus other than the Offering Materials.

(f)   If Subscriber is a Non-Accredited Investor (*See "Section 5 – Investor Qualifications" section below*), Subscriber represents that either:

    (i)   Subscriber's net worth or annual income is less than $124,000 and that the amount Subscriber is investing pursuant to this Agreement together with all other amounts Subscriber is investing in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months is either less than (A) 5% of the greater of Subscriber's annual income or net worth, or (B) $2,200; or

    (ii)   both Subscriber's net worth or annual income are more than $124,000 and that the amount Subscriber is investing pursuant to this Agreement together with all other amounts Subscriber is investing in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months is less than (A) 10% of the greater of Subscriber's annual income or net worth, and (B) does not exceed $124,000.

(g)   If Subscriber is a Non-Accredited Investor (*See "Section 5 – Investor Qualifications" section below*), including the amount set forth on the signature page hereto, in the past 12-month period, Subscriber has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(h)   Subscriber is aware that (i) Subscriber must bear the economic risk of investment in the Rule 100(a)(2) of Regulation Crowdfunding for an indefinite period of time, possibly until final winding up of the Company, (ii) because the Convertible Notes have not been registered under the Securities Act, there is currently no public market therefor, (iii) Subscriber may not be able to avail itself of the provisions of Rule 144 of the Securities Act with respect to the Convertible Notes, and (iv) the Convertible Notes cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available. Subscriber understands that the Company is under no obligation, and does not intend, to effect any such registration at any time. Subscriber also understands that sales or transfers of the Convertible Notes are further restricted by, as applicable, securities laws of other jurisdictions and the states of the United States.

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(i) The Convertible Notes will not be transferred or disposed of except in accordance with the terms of this Agreement and will not be sold or transferred without registration under the Securities Act, or pursuant to an applicable exemption therefrom.

(j) Subscriber's full legal name, true and correct address of residence, phone number, electronic mail address, United States taxpayer identification number and other contact information are provided herewith.

(k) The execution and delivery of the Convertible Note and this Agreement, the consummation of the transactions contemplated thereby, and the performance of the obligations thereunder will not conflict with or result in any violation of or default under any provision of any other agreement or instrument to which Subscriber is a party or any license, permit, franchise, judgment, order, writ or decree, or any statute, rule or regulation, applicable to Subscriber.

(l) No suit, action, claim, investigation or other proceeding is pending or, to the best of Subscriber's knowledge, is threatened against Subscriber that questions the validity of the Convertible Note or this Agreement or any action taken or to be taken pursuant to the Convertible Note or this Agreement.

(m) Subscriber has full power and authority to make the representations referred to in the Convertible Note and this Agreement, to purchase the Convertible Notes and to deliver the Convertible Note and this Agreement. Each of the Convertible Notes and this Agreement creates valid and binding obligations of Subscriber and is enforceable against Subscriber in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws affecting creditors' rights, and subject to general equity principles and to limitations on availability of equitable relief, including specific performance.

(n) Subscriber acknowledges that Subscriber understands the meaning and legal consequences of the representations and warranties made by Subscriber herein. Such representations and warranties are complete and accurate, shall be complete and accurate at the time of closing and may be relied upon by the Company. Such representations and warranties shall survive delivery of the Convertible Note and this Agreement. If in any respect such information shall not be complete and accurate prior to the time of closing, Subscriber shall give immediate notice of such incomplete or inaccurate information to Company, specifying which representations or warranties are not complete and accurate and the reasons therefor.

(o) Subscriber hereby agrees to indemnify and hold harmless the Company and each member, principal, manager, director, officer, advisor or employee thereof (each, an "*Indemnified Party*") from and against any and all loss, damage or liability due to or arising out of any inaccuracy or breach of any representation or warranty of Subscriber or failure of Subscriber to comply with any covenant or agreement set forth herein or in any other document furnished to any Indemnified Party specifically supplementing the information in this subscription booklet by Subscriber in connection with the subscription for Convertible Notes. Subscriber

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shall reimburse each Indemnified Party for its legal and other expenses (including the cost of any investigation and preparation) as they are incurred in connection with any such claim, action, proceeding or investigation. The reimbursement and indemnification obligations of Subscriber under this paragraph shall survive any closing applicable to Subscriber (or, if this Agreement is terminated pursuant to paragraph 3(h) above, such termination) and shall be in addition to any liability which Subscriber may otherwise have (including, without limitation, liabilities under the Convertible Note) and shall be binding and inure to the benefit of any successors, assigns, heirs, estates, executors, administrators and personal representatives of the Indemnified Parties.

(p)   Subscriber confirms that Subscriber has been advised to consult with Subscriber's attorney regarding legal matters concerning the Company and to consult with independent tax advisers regarding the tax consequences of investing in the Company. Subscriber acknowledges that he, she or it understands that any anticipated United States federal or state income tax benefits may not be available and, further, may be adversely affected through adoption of new laws or regulations or amendments to existing laws or regulations. Subscriber acknowledges and agrees that the Company is providing no warranty or assurance regarding the ultimate availability of any tax benefits to Subscriber by reason of Subscriber's investment in the Company.

5.   **Investor Qualifications**.

Subscriber represents and warrants as follows *(**Answer Part (a), (b) or (c), as applicable.** **Please check all applicable items**)*:

(a)   **Accredited Investor - Individuals**. I am an INDIVIDUAL and:

☐   i. I have a net worth, or a joint net worth together with my spouse, in excess of $1,000,000, excluding the value of my primary residence.

☐   ii. I had an individual income in excess of $200,000 in each of the prior two years and reasonably expect an income in excess of $200,000 in the current year.

☐   iii. I had joint income with my spouse in excess of $300,000 in each of the prior two years and reasonably expect joint income in excess of $300,000 in the current year.

☐   iv. I am a director or executive officer of CLEAR PROTOCOL, INC.

☐   v. I hold in good standing a Series 7, Series 65 or Series 82 license.

☐   vi. I am a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940, of the issuer of the securities being offered or sold where the Company would be an investment company, as defined in section 3 of the Investment Advisers Act of 1940, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of the Investment Advisers Act of 1940.

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Are you obligated as an endorser, guarantor, surety, indemnitor or otherwise for any significant contingent liabilities or are there any suits outstanding or litigation or claims pending against you that could adversely and materially affect your financial condition?

☐ Yes ☐ No

If "Yes,", please explain:

_____

_____

(b)   **Accredited Investor - Entities**. The undersigned is an ENTITY and:

☐   i. The undersigned hereby certifies that all of the beneficial equity owners of the undersigned qualify as accredited individual investors by meeting one of the tests under items (a)(i) through (a)(vi) above. Please indicate the name of each equity owner and the applicable test from (a) above:

_____

_____

_____

_____

☐   ii. The undersigned is a bank or savings and loan association as defined in Sections 3(a)(2) and 3(a)(5)(A), respectively, of the Securities Act either in its individual or fiduciary capacity.

☐   iii. The undersigned is a broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934.

☐   iv. The undersigned is an investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state.

☐   v. The undersigned is an investment adviser relying on the exemption from registering with the Securities and Exchange Commission under section 2(a)(13) of the Investment Advisers Act of 1940.

☐   vi. The undersigned is an insurance company as defined in Section 2(13) of the Securities Act.

☐   vii.   The undersigned is an investment company registered under the Investment Company Act of 1940 or a business development company as defined therein, in Section 2(a)(48).

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☐   viii.   The undersigned is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

☐   ix.   The undersigned is a Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act.

☐   x.   The undersigned is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees if such plan has total assets in excess of $5,000,000.

☐   xi.   The undersigned is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and one or more of the following is true (check one or more, as applicable):

      ☐   (1) the investment decision is made by a plan fiduciary, as defined therein, in Section 3(21), which is either a bank, savings and loan association, insurance company, or registered investment adviser;

      ☐   (2) the employee benefit plan has total assets in excess of $5,000,000; or

      ☐   (3) the plan is a self-directed plan with investment decisions made solely by persons who are "accredited investors" as defined under therein.

☐   xii.   The undersigned is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

☐   xiii.   The undersigned has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring and one or more of the following is true (check one or more, as applicable):

      ☐   (1) an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

      ☐   (2) a corporation;

      ☐   (3) a Massachusetts or similar business trust;

      ☐   (4) a partnership; or

      ☐   (5) a limited liability company.

☐   xiv.   The undersigned is a trust with total assets exceeding $5,000,000, which is not formed for the specific purpose of acquiring and whose purpose is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment in the Convertible Notes.

Is the subscribing entity obligated as an endorser, guarantor, surety, indemnitor or otherwise for any significant contingent liabilities or are there any suits outstanding or litigation or claims pending against the subscribing entity that could adversely and materially affect its financial condition?

☐ Yes   ☐ No

If "Yes,", please explain:

_____

_____

(c)   **Non-Accredited Investors**.

☐   The undersigned cannot make any of the foregoing representations and is therefore not an accredited investor.

6.   **Survival of Agreements, Representations and Warranties**. All agreements, representations and warranties contained herein or made in writing by or on behalf of Subscriber or the Company in connection with the transactions contemplated by this Agreement shall survive the execution of the Convertible Note and this Agreement, any investigation at any time made by Subscriber, the Company or on behalf of either of them and the sale and purchase of the Convertibles Notes and payment therefor and the dissolution and termination of the Company.

7.   **Legends**. Subscriber consents to the placement of any legend required or reasonably advisable, as determined by the Company's legal counsel, by applicable law.

8.   **Notices**. Any notice required or permitted to be given under this Agreement shall be in writing and shall be sent by Federal Express, DHL or other recognized international courier service or by facsimile or electronic transmission and shall be effective the earliest of (a) actual receipt, or (b) on the third business day after dispatch by Federal Express, DHL or other recognized international courier service, or (c) the next business day after such notice shall have been given by facsimile transmission with electronic answerback confirmation or electronic transmission. A "business day" shall mean any weekday (*i.e.*, Monday through Friday) during which banks are generally open in both the U.S. Until otherwise specified by written notice, the addresses for any such notice shall be:

If to the Company, to:

Clear Protocol, Inc.
Attention: Ernest M. Kestone
409 Commerce Street, #1647
Azle, Texas, United States 76020-2404
Email: ernest@clearprotocol.com

If to a Subscriber, to such address as is set forth in Subscriber's signature page to this agreement.

9. **Counterparts, Execution and Delivery**. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. A facsimile or other reproduction of this Agreement may be executed by Subscriber and/or Company, and an executed copy of this Agreement may be delivered by Subscriber and/or Company by facsimile, electronic signature or similar electronic transmission device pursuant to which the signature(s) and responses can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, Subscriber and Company agree to execute an original of this Agreement as well as any facsimile or other reproduction hereof.

10. **Amendments**. Neither this Agreement nor any term hereof may be changed, waived, discharged or terminated orally, but only with the written consent of Subscriber and Company.

11. **Assignment**. This Agreement is not transferable or assignable by Subscriber.

12. **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the State of California.

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SIGNATURE PAGE FOR INDIVIDUALS

Dated: _____   Dated: _____

_____   _____
Signature   Signature of Second Individual, if applicable

_____   _____
Name (Typed or Printed)   Name (Typed or Printed)

_____   _____
Social Security Number   Social Security Number

_____   _____
Telephone Number   Telephone Number

_____   _____
Residence Street Address   Residence Street Address

_____   _____
City, State & Zip Code   City, State & Zip Code

_____   _____
Mailing Address   Mailing Address
(only if different than above)   (only if different than above)

_____   _____
City, State & Zip Code   City, State & Zip Code

_____   _____
Email Address   Email Address

Principal Subscription Amount ($):_____

Entity Subscriber Type of Ownership:

The subscribed for notes are to be registered in the following form of ownership (check one):

☐   Individual Ownership

☐   Joint Tenants with Right of Survivorship (both parties must sign). Briefly describe the
       relationship between the parties (*e.g.*, married).

☐   Tenants in Common. Briefly describe the relationship between the parties (*e.g.*, married).

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SIGNATURE PAGE FOR TRUSTS AND ENTITIES

Dated:_____

_____
Name of Entity (Typed or Printed)   Telephone Number

_____
Signature of Authorized Person   Entity's Tax Identification Number

_____
Name & Title (Typed or Printed of Signatory)   Contact Person (if different from Signatory)

_____
Principal Executive Office Address   Mailing Address
                                            (if different from principal executive office)

_____
City, State & Zip Code   City, State & Zip Code

_____
Email address   Email address

Principal Subscription

Amount ($):_____

Entity Subscriber Type of Ownership:

The subscribed for notes are to be registered in the following form of ownership (check one):

☐   Partnership

☐   Limited Liability Company

☐   corporation

☐   Trust or Estate (Describe, and enclose evidence of authority

☐   IRA Trust Account

☐   Other (Describe)

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ACCEPTANCE

This Subscription Agreement is accepted by CLEAR PROTOCOL, INC. on _____

As to: the principal amount in dollars of a Convertible Note set forth on Subscriber's signature page.

CLEAR PROTOCOL, INC.

By: _____
Name: Ernest M. Kestone
Title: Chief Executive Officer

SUBSCRIBER INFORMATION
TO RECEIVE PAYMENTS ON CONVERTIBLE NOTES

Subscriber Information

Name	Email

Mailing Address	City, State, Zip Code

Country	Phone Number

Wire Instructions for Distributions

Please provide wire instructions for the transfer of any payments due from the Company. These instructions must be provided at account inception. Subscriber may change these wire instructions but may be required to provide an appropriate signature guarantee by a qualified financial institution (note that a signature guarantee is different than a notarized signature).

Bank Name: _____

Bank City and State: _____

Bank routing number (ABA/US SWIFT): _____

Account Holder Name: _____

Account Number: _____

Reference (if applicable): _____

EXHIBIT A

Privacy Policy

The Company is committed to protecting your privacy and maintaining the confidentiality and security of your personal information, and in connection therewith, this Privacy Policy is observed by Company. This Privacy Policy explains the manner in which Company collects, utilizes and maintains nonpublic personal information about potential subscribers (collectively, "***Subscribers***") in Clear Protocol, Inc., a California corporation (the "***Company***"), as required under Federal Law. This Privacy Policy only applies to products and services provided by Company to individuals (including regarding investments in the Company) and which are used for personal, family, or household purposes (not business purposes).

Collection of Subscriber Information

Company may collect personal information about its Subscribers from the following sources:

1. Subscription forms, account forms, and other information provided by Subscriber in writing, in person, by telephone, electronically or by any other means. This information includes name, address, employment information, and financial and investment qualifications;

2. Transactions within the Company, including account balances, investments, distributions and fees;

3. Other interactions with Company's affiliates (for example, discussions with our staff and affiliated broker-dealer); and

4. Verification services and consumer reporting agencies, including a Subscriber's creditworthiness or credit history.

Disclosure of Nonpublic Personal Information

Company may share nonpublic personal information about investors or potential investors in the Company with affiliates, as permitted by law. Company does not disclose nonpublic personal information about investors or potential investors in the Company to nonaffiliated third parties, except as permitted by law (for example, to service providers who provide services to Subscriber or Subscriber's account).

Company may share nonpublic personal information, without a Subscriber's consent, with affiliated and nonaffiliated parties in the following situations, among others:

1. To respond to a subpoena or court order, judicial process or regulatory inquiry;

2. In connection with a proposed or actual sale, merger, or transfer of all or a portion of its business;

3.   To protect or defend against fraud, unauthorized transactions (such as money laundering), lawsuits, claims or other liabilities;

4.   To service providers of Company in connection with the administration and operations of the Company and other Company products and services, which may include brokers, attorneys, accountants, auditors, administrators or other professionals;

5.   To assist Company in offering Company-affiliated products and services to its Subscribers;

6.   To process or complete transactions requested by a Subscriber; and

7.   For any proper purpose as contemplated by or permitted under the Company's offering, governing or organizing documents.

Former Subscribers

The same Privacy Policy applies to former Subscribers.

Protection of Subscriber Information

Company maintains physical, electronic and procedural safeguards that comply with federal standards to protect customer information. Company restricts access to the personal and account information of Subscribers to those employees who need to know that information in the course of their job responsibilities.

Further Information

Company reserves the right to change this Privacy Policy at any time. The examples contained within this Privacy Policy are illustrations and are not intended to be exclusive. This Privacy Policy complies with Federal Law regarding privacy. You may have additional rights under other foreign or domestic laws that may apply to you.